406 9th Avenue, Suite 210 San Diego, CA 92101 Telephone :(702) 205-2064

April 29, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin Donahue

Dear Ms. Donahue:

Re: Forza Innovations Inc.

Registration Statement on Form S-1

File April 20, 2022

File No. 333-264381

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Forza Innovations Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the acceleration, effective as of May 3, 2022 at 4 p.m., or at the earliest practicable date hereafter, of its above captioned Registration Statement on Form S-1 (the “Registration Statement”).

The Registrant hereby authorizes Jackson L. Morris, Esq. to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statements effective, it does not foreclose the Commission from taking any action with respect to the Registration Statements;
(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statements effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statements; and
(iii)	the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statements as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to our counsel, Jackson L. Morris. If you have any questions with respect to this matter, please contact Mr. Morris at (813) 892-5969.

Sincerely,

Forza Innovations Inc.

Per: /s/ Johnny Forzani

Johnny Forzani

President & C.E.O.

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